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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2006

DEUTSCHE TELEKOM AG
(Translation of registrant's name into English)

Friedrich-Ebert-Allee 140
53113 Bonn
Germany
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒                Form 40-F    ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐                No    ☒

        This report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-3, File No. 333-118932 as Exhibit 12.1.

Defined Terms and Contact Information

        The term "Report" refers to this Report on Form 6-K. Deutsche Telekom AG is a stock corporation organized under the laws of the Federal Republic of Germany. As used in this Report, unless the context otherwise requires, the term "Deutsche Telekom" refers to Deutsche Telekom AG and the terms "we," "us," "our," "Group" and "the Company" refer to Deutsche Telekom and, as applicable, Deutsche Telekom and its direct and indirect subsidiaries as a group. Our registered office is at Friedrich-Ebert-Allee 140, 53113 Bonn, Germany, telephone number +49-228-181-0. Our agent for service of process in the United States is Deutsche Telekom, Inc., 600 Lexington Avenue, New York, N.Y. 10022.

Forward-Looking Statements

        This Report contains forward-looking statements that reflect the current views of our management with respect to future events. Forward-looking statements generally are identified by the words "expects," "anticipates," "believes," "intends," "estimates," "aims," "plans," "will," "will continue," "seeks" and similar expressions. Forward-looking statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statement in light of new information or future events, although we intend to continue to meet our ongoing disclosure obligations under the U.S. securities laws (such as our obligations to file annual reports on Form 20-F and periodic and other reports on Form 6-K) and under other applicable laws. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among other factors: the development of demand for our fixed and mobile telecommunications services, particularly for new, higher value service offerings; competitive forces, including pricing pressures, technological changes and alternative routing developments; regulatory actions and the outcome of disputes in which the company is involved or may become involved; the pace and cost of the rollout of new services, such as UMTS, which may be affected by the ability of suppliers to deliver equipment and other circumstances beyond our control; public concerns over health risks putatively associated with wireless frequency transmissions; risks associated with integrating our acquisitions; the development of asset values in Germany and elsewhere, the progress of our debt reduction and liquidity improvement initiatives; the development of our cost control and efficiency enhancement initiatives, including in the areas of procurement optimization, personnel reductions and our Excellence program; risks and uncertainties relating to benefits anticipated from our international expansion, particularly in the United States; the progress of our domestic and international investments, joint ventures and alliances; our ability to gain or retain market share in the face of competition; our ability to secure and retain the licenses needed to offer services; the effects of price reduction measures and our customer acquisition and retention initiatives; the availability, term and deployment of capital, particularly in view of our debt refinancing needs, actions of the rating agencies and the impact of regulatory and competitive developments on our capital outlays; and changes in currency exchange rates and interest rates. If these or other risks and uncertainties (including those described in "Forward-Looking Statements," "Item 3. Key Information—Risk Factors" and elsewhere in our most recent Annual Report on Form 20-F for the year ended December 31, 2005 filed with the U.S. Securities and Exchange Commission) materialize, or if the assumptions underlying any of these statements prove incorrect, our actual results may be materially different from those expressed or implied by such statements.

        World Wide Web addresses contained in this Report are for explanatory purposes only and they (and the content contained therein) do not form a part of and are not incorporated by reference into this Report.

Exhibit 12.1 to Registration Statement
on Form F-3 (File No. 333-118932)

        The following table shows the ratios of earnings to fixed charges for Deutsche Telekom, which are computed based on financial information prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union ("E.U. GAAP") and generally accepted accounting principles in the United States, or U.S. GAAP, for the years ended December 31, 2005, 2004 and 2003 (based on IFRS) and for the years ended December 31, 2005, 2004, 2003, 2002 and 2001 (based on U.S. GAAP).

Deutsche Telekom AG
Computation of Ratio of Earnings to Fixed Charges, IFRS
(Amounts in million of Euros, except for ratio of earnings to fixed charges)

	For the year ended December 31,
	2005	2004	2003
Pre-tax income (loss) from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees	6,084	3,667	4,449

Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	3,145	3,945	4,336
Estimated interest portion of rents	534	448	514

	3,679	4,393	4,850

Pre-tax income (loss) from continuing operations before adjustment for minority interest in consolidated subsidiaries or loss from equity investees plus fixed charges	9,763	8,060	9,299

Ratio of earnings to fixed charges	2.7	1.8	1.9

Deutsche Telekom AG
Computation of Ratio of Earnings to Fixed Charges, U.S. GAAP
(Amounts in million of Euros, except for ratio of earnings to fixed charges)

	For the year ended December 31,
	2005	2004	2003(1)	2002	2001
Pre-tax income (loss) from continuing operations before adjustment for minority interest in consolidated subsidiaries or Income or loss from equity investees	6,160	5,325	5,533	(23,912)	509

Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	2,844	3,657	3,789	6,121	4,823
Estimated interest portion of rents	534	448	514	553	400

	3,378	4,105	4,303	6,674	5,223

Pre-tax income (loss) from continuing operations before adjustment for minority interest in consolidated subsidiaries or loss from equity investees plus fixed charges	9,538	9,430	9,836	(18,417)	7,351

Ratio of earnings to fixed charges	2.8	2.3	2.3	*	1.4

*
Earnings were inadequate to cover fixed charges by EUR 25,091 million for the year ended December 31, 2002

(1)
The computation of the ratios of earnings to fixed charges has been changed from the computation previously reported to conform to the computation presented for later periods.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG
By:	/s/ ppa. Guido Kerkhoff
	Name:	Guido Kerkhoff
	Title:	Senior Executive Vice President Chief Accounting Officer

Date: March 15, 2006

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Defined Terms and Contact Information
Forward-Looking Statements
SIGNATURE